UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of March, 2004

Commission file No. 1-14228

Cameco Corporation

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
PRESS RELEASE

Exhibit Index

Exhibit No.	Description	Page No.

1	Press Release dated March 11, 2004	3 - 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2004	Cameco Corporation

	By:	“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Commercial Production at Boroo Gold Mine

Saskatoon, Saskatchewan, Canada, March 11, 2004  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

Cameco Corporation today reports that the Boroo gold mine has achieved commercial production effective March 1, 2004.

The Boroo gold mine, located in northern Mongolia, is owned and operated by the Boroo Gold Company, which in turn is indirectly owned by AGR Limited. A Cameco subsidiary holds a 56% interest in AGR Limited.

The Boroo Gold Company is satisfied the mill plant commissioning is complete and the mill has achieved the designed throughput capacity. Production for 2004 is expected to total about 210,000 ounces at a cash cost of approximately $170 (US) per ounce.

“We have made great strides at Boroo and are extremely pleased to have reached this milestone on schedule,” said Jerry Grandey, Cameco’s president and chief executive officer. The total cost of the project remains at about $75 million (US).

The total probable reserves at Boroo are 1.16 million ounces with an average grade of 3.5 grams/tonne, based on a gold price of $325 (US)/oz. Existing reserves will be mined until 2009, while additional exploration is ongoing.

The qualified person for the Boroo probable reserve estimate in this news release is Rob Chapman, geologist and professional geoscientist, who is the vice-president of exploration at Cameco Gold Inc.

Cameco Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Forward-Looking Statement

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media & investor inquiries:	Alice Wong	(306) 956-6337

Media inquiries	Lyle Krahn	(306) 956-6316